NO ACT

P.E.
12/29/2014



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



DIVISION OF
CORPORATION FINANCE



February 3, 2015

Jason Zellers
St. Jude Medical, Inc.
jzellers@sjm.com

Act: 1934
Section:
Rule: 14a-8 (OD2)
Public
Availability: 2-3-15

Re: St. Jude Medical, Inc.
Incoming letter dated December 29, 2014

Dear Mr. Zellers:

This is in response to your letter dated December 29, 2014 concerning the shareholder proposal submitted to St. Jude Medical by John Chevedden. We also have received letters from the proponent dated January 1, 2015 and January 8, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
***FISMA & OMB Memorandum M-07-16***

February 3. 2015

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: St. Jude Medical, Inc.
Incoming letter dated December 29, 2014

The proposal requests that the company take the steps necessary to reorganize the board into one class with each director subject to election each year.

There appears to be some basis for your view that St. Jude Medical may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that St. Jude Medical will provide shareholders at St. Jude Medical's 2015 annual meeting with an opportunity to approve amendments to St. Jude Medical's articles of incorporation and bylaws to provide for the annual election of directors. Accordingly, we will not recommend enforcement action to the Commission if St. Jude Medical omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Norman von Holtzendorff
Attorney-Advisor

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

**JOHN CHEVEDDEN**

***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16***

January 8, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 2 Rule 14a-8 Proposal**
**St. Jude Medical Inc. (STJ)**
**Elect Each Director Annually**
**John Chevedden**

Ladies and Gentlemen:

This is in regard to the December 29, 2014 company request concerning this rule 14a-8 proposal.

As pointed out in the shareholder proposal the company has the power to completely adopt this proposal topic in one-year and the company has not claimed otherwise.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Jason Zellers <JZellers@sjm.com>

[STJ: Rule 14a-8 Proposal, October 22, 2014]

**Proposal 4 – Elect Each Director Annually**

RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year. Although our management is perfectly capable of putting forth a management proposal to completely adopt this proposal topic in one-year, management would nonetheless have the option to phase it in over 3-years.

This proposal topic (Sponsored by the Tides Foundation) won our 94% shareholder support in 2011. This was topped by our 99% support of a 2012 management proposal on this same topic. Our management has the capability of putting forth a management proposal to remove the burdensome 80% vote requirement (of all shares outstanding) in order to pave the way for adoption of this proposal topic.

Arthur Levitt, former Chairman of the Securities and Exchange Commission said, "In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them."

A total of 79 S&P 500 and Fortune 500 companies, with aggregate market capitalization of one trillion dollars, adopted this topic in 2012 and 2013. Annual elections are widely viewed as a corporate governance best practice. Annual election of each director could make directors more accountable, and thereby contribute to improved performance and increased company value.

Our clearly improvable corporate governance (as reported in 2014) is an added incentive to vote for this proposal:

GMI Ratings, an independent investment research firm, reported that 4 directors had more than 10-years tenure which can negatively impact director independent: Michael Rocca, Wendy Yarno, Richard Devenuti and Stuart Essig. Plus these long-tenured directors controlled 67% of the votes on our 3 board committees – further extending their potentially compromised influence. Also we did not have the oversight of a Lead Director.

GMI reported Daniel Starks had Total Summary Pay of $9 million in 2013 and shareholders had a potential 14% stock dilution. Our executive pay received a 14% negative vote in 2013.

GMI said our board had not formally acknowledged its responsibility in overseeing our company's social impacts. The Department of Justice requested documents from St. Jude Medical to determine if our company paid doctors to implant its heart devices (May 2014). GMI said multiple related party transactions and other potential conflicts of interest involving the company's board or senior managers should be reviewed in greater depth.

Returning to the core topic of this proposal from the context of our clearly improvable corporate performance, please vote to protect shareholder value:

**Elect Each Director Annually – Proposal 4.**

**JOHN CHEVEDDEN**

***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16***

January 1, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 1 Rule 14a-8 Proposal**
**St. Jude Medical Inc. (STJ)**
**Elect Each Director Annually**
**John Chevedden**

Ladies and Gentlemen:

This is in regard to the December 29, 2014 company request concerning this rule 14a-8 proposal.

It is not clear whether the Board of Directors has authorized the action mentioned by the Corporate Secretary. This seems to be the situation with a number of 2015 no-action requests.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Jason Zellers <JZellers@sjm.com>

 ST. JUDE MEDICAL

St. Jude Medical, Inc.
One St. Jude Medical Drive
St. Paul, MN 55117 USA
Main 651 756 2000
Fax 651 756 2290

Jason Zellers
Vice President, General Counsel
and Corporate Secretary

December 29, 2014

Via Email
shareholderproposals@sec.gov
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E. Washington, D.C. 20549

Re: St. Jude Medical, Inc.—Shareholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

I am Vice President, General Counsel and Corporate Secretary of St. Jude Medical, Inc., a Minnesota corporation (the "Company"). Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, the Company respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") concur with the Company's view that, for the reasons stated below, the shareholder proposal and statements in support thereof (the "Proposal") submitted by John Chevedden (the "Proponent") properly may be omitted from the Company's proxy statement and form of proxy (collectively, the "Proxy Materials") to be distributed by the Company in connection with its 2015 annual meeting of shareholders (the "2015 Annual Meeting").

Pursuant to Rule 14a-8(j), we have (1) filed this letter with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission and (2) concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff of the Division of Corporation Finance (the "Staff"). Accordingly, the Company takes this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

## THE PROPOSAL

The Proposal is captioned "Elect Each Director Annually" and requests that the Company "take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year." The Proposal provides the Company with "the option to phase [the Proposal] in over 3-years." A copy of the Proposal is attached to this letter as Exhibit A.

## BASIS FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

## ANALYSIS

### The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because It Has Been Substantially Implemented.

*A. Background*

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Over the years, the Staff's interpretation of Rule 14a-8(i)(10) has evolved from a reading of the rule that permitted exclusion only if the proposal was "fully effected" to a broader reading under which the Staff has permitted exclusion of a proposal if it has been "substantially implemented." *See*, Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998); Exchange Act Release No. 20091 at § II.E.6. (Aug. 16, 1983) ("1983 Release"); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996); *Nordstrom, Inc.* (avail. Feb. 8, 1995).

The Staff has stated that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed the proposal's essential objective, even when the manner by which it is implemented does not correspond precisely to the actions sought by the shareholder proponent. *See*, 1983 Release. *See, also, Caterpillar Inc.* (avail. Mar. 11, 2008); *Wal- Mart Stores, Inc.* (avail. Mar. 10, 2008); *PG&E Corp.* (avail. Mar. 6, 2008); *The Dow Chemical Co.* (avail. Mar. 5, 2008); *Johnson & Johnson* (avail. Feb. 22, 2008) (each allowing exclusion under Rule 14a-8(i)(10) of a shareholder proposal requesting that the company prepare a global warming report where the company had already published a report that contained information relating to its environmental initiatives). Differences between a company's actions and a shareholder proposal are permitted so long as the company's actions sufficiently address the proponent's underlying concern. *See, e.g., Masco Corp.* (avail. Mar. 29, 1999) (allowing exclusion of a proposal seeking specific criteria for outside directors where the company adopted a version of the proposal that included modifications and clarifications that did not substantially change the meaning of the proponent's proposal).

*B. Actions By The Company Have "Substantially Implemented" The Proposal*

At the 2015 Annual Meeting, the Company's Board of Directors (the "Board") will recommend to the Company's shareholders that they approve amendments to Article IX of the Company's Articles of Incorporation, as amended, and Article II of the Company's Bylaws, that, if approved, will declassify the Board (the "Amendment"). If approved by the Company's shareholders, as required by Minnesota law, the Amendment would implement annual elections of directors over a three-year period, starting with the directors standing for election at the 2016 Annual Meeting. All directors who had been elected previously for three-year terms would complete their current term, allowing them to fulfill the term for which the shareholders elected them. As each director's term ends, directors thereafter will be elected for one-year terms. Accordingly, each director standing for election at the 2016 Annual Meeting would be elected to a one-year term in 2016, each director standing for election at the 2017 Annual Meeting would be elected to a one-year term in 2017 and each director standing for election at the 2018 Annual Meeting would be elected to a one-year term in 2018. The Amendment implements the essential objective of the Proposal to require that the Company's directors be elected annually to one-year terms and does so within the time period set forth in the Proposal.

The Staff repeatedly has concluded that board action directing the submission of a declassification amendment for shareholder approval substantially implements a declassification shareholder proposal and has permitted such shareholder proposals to be excluded from proxy materials pursuant to Rule 14a-8(i)(10). *See*, *LaSalle Hotel Properties* (avail. Feb. 27, 2014); *Dun & Bradstreet Corp.* (avail. Feb. 4, 2011);*Baxter International Inc.* (avail. Feb. 3, 2011); *IMS Health, Inc.* (avail. Feb. 1, 2008); *Visteon Corp.* (avail. Feb. 15, 2007); *Schering-Plough Corp.* (avail. Feb. 2, 2006); *Northrop Grumman Corp.* (avail. Mar. 22, 2005); *Sabre Holdings Corp.* (avail. Mar. 2, 2005); *Raytheon Company* (avail. Feb. 11, 2005) (in each case concurring with the exclusion of a declassification shareholder proposal where the board directed the submission of a declassification amendment for shareholder approval).

Moreover, the Staff has consistently concurred in the exclusion of declassification proposals under Rule 14a-8(i)(10) even where the proposals requested declassification within one year and the company acted to phase-in annual elections over a period of years. *See*, *AmerisourceBergen Corp.* (avail. Nov. 15, 2010); *Textron Inc.* (avail. Jan. 21, 2010) and *Del Monte Foods Co.* (avail. June 3, 2009). In contrast to these situations, the Board intends to recommend the Amendment for shareholder approval, which, if approved, would have the effect of implementing the Proposal within the requested time period, rather than phasing in declassification over a period longer than that requested by the Proponent. Thus, the Proposal should be excluded on the basis of Rule 14a-8(i)(10) as being substantially implemented and the case for such exclusion is significantly stronger in the present situation than under the facts of *AmerisourceBergen Corp.*, *Textron Inc.* and *Del Monte Foods Co.*, where the Staff in any event concurred with the exclusion of the relevant shareholder proposal.

The essential objective of the Proposal, like the above-cited proposals, is declassification of the Board. Because the Amendment would have the effect of implementing declassification within the period requested by the Proponent, the Board's determination to submit the Amendment for shareholder approval substantially implements the Proposal's objective.

Accordingly, based on Staff precedent, we believe that the Company has substantially implemented the Proposal, and we request that the Staff concur that the Proposal may be excluded from the 2015 Proxy Materials under Rule 14a-8(i)(10).

## CONCLUSION

The Company respectfully requests that the Staff concur with the Company's view that it may properly omit the Proposal from the Proxy Materials. Should the Staff disagree with the Company's conclusions regarding the omission of the Proposal, or should any additional information be desired in support of the Company's position, I would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

If you should have any questions or require any further information regarding this matter, please do not hesitate to contact me at (651) 756-2070 or by email at jzellers@sjm.com.

Sincerely,



Jason Zellers
Vice President, General Counsel
and Corporate Secretary

cc: John Chevedden

**EXHIBIT A**
**THE PROPOSAL**

**(Attached)**

**JOHN CHEVEDDEN**

***FISMA & OMB Memorandum M-07-16***

Mr. Jason Zellers
Corporate Secretary
St. Jude Medical Inc. (STJ)
One St. Jude Medical Drive
Saint Paul, MN 55117
PH: 651-756-2000
FX: 651-756-3301

Dear Mr. Zellers,

I purchased stock and hold stock in our company because I believed our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB Memorandum M-07-16*** Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***
***FISMA & OMB Memorandum M-07-16***

Sincerely,



John Chevedden
***FISMA & OMB Memorandum M-07-16***

October 22, 2014
Date

cc: J.C. Weigelt <JWeigelt@sjm.com>
Senior Director, Investor Relations
PH: 651-756-4347

**JOHN CHEVEDDEN**

***FISMA & OMB Memorandum M-07-16***

Mr. Jason Zellers
Corporate Secretary
St. Jude Medical Inc. (STJ)
One St. Jude Medical Drive
Saint Paul, MN 55117
PH: 651-756-2000
FX: 651-756-3301

Dear Mr. Zellers,

I purchased stock and hold stock in our company because I believed our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB Memorandum M-07-16*** Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***
***FISMA & OMB Memorandum M-07-16***

Sincerely,



John Chevedden
***FISMA & OMB Memorandum M-07-16***

October 22, 2014
Date

cc: J.C. Weigelt <JWeigelt@sjm.com>
Senior Director, Investor Relations
PH: 651-756-4347

[STJ: Rule 14a-8 Proposal, October 22, 2014]

**Proposal 4 – Elect Each Director Annually**

RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year. Although our management is perfectly capable of putting forth a management proposal to completely adopt this proposal topic in one-year, management would nonetheless have the option to phase it in over 3-years.

This proposal topic (Sponsored by the Tides Foundation) won our 94% shareholder support in 2011. This was topped by our 99% support of a 2012 management proposal on this same topic. Our management has the capability of putting forth a management proposal to remove the burdensome 80% vote requirement (of all shares outstanding) in order to pave the way for adoption of this proposal topic.

Arthur Levitt, former Chairman of the Securities and Exchange Commission said, "In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them."

A total of 79 S&P 500 and Fortune 500 companies, with aggregate market capitalization of one trillion dollars, adopted this topic in 2012 and 2013. Annual elections are widely viewed as a corporate governance best practice. Annual election of each director could make directors more accountable, and thereby contribute to improved performance and increased company value.

Our clearly improvable corporate governance (as reported in 2014) is an added incentive to vote for this proposal:

GMI Ratings, an independent investment research firm, reported that 4 directors had more than 10-years tenure which can negatively impact director independent: Michael Rocca, Wendy Yarno, Richard Devenuti and Stuart Essig. Plus these long-tenured directors controlled 67% of the votes on our 3 board committees – further extending their potentially compromised influence. Also we did not have the oversight of a Lead Director.

GMI reported Daniel Starks had Total Summary Pay of $9 million in 2013 and shareholders had a potential 14% stock dilution. Our executive pay received a 14% negative vote in 2013.

GMI said our board had not formally acknowledged its responsibility in overseeing our company's social impacts. The Department of Justice requested documents from St. Jude Medical to determine if our company paid doctors to implant its heart devices (May 2014). GMI said multiple related party transactions and other potential conflicts of interest involving the company's board or senior managers should be reviewed in greater depth.

Returning to the core topic of this proposal from the context of our clearly improvable corporate performance, please vote to protect shareholder value:

**Elect Each Director Annually – Proposal 4.**

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

**"Proposal 4" is a placeholder for the proposal number assigned by the company in the finial proxy.**

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *FISMA & OMB Memorandum M-07-16***

[STJ: Rule 14a-8 Proposal, October 22, 2014]
**Proposal 4 – Elect Each Director Annually**

RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year. Although our management is perfectly capable of putting forth a management proposal to completely adopt this proposal topic in one-year, management would nonetheless have the option to phase it in over 3-years.

This proposal topic (Sponsored by the Tides Foundation) won our 94% shareholder support in 2011. This was topped by our 99% support of a 2012 management proposal on this same topic. Our management has the capability of putting forth a management proposal to remove the burdensome 80% vote requirement (of all shares outstanding) in order to pave the way for adoption of this proposal topic.

Arthur Levitt, former Chairman of the Securities and Exchange Commission said, "In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them."

A total of 79 S&P 500 and Fortune 500 companies, with aggregate market capitalization of one trillion dollars, adopted this topic in 2012 and 2013. Annual elections are widely viewed as a corporate governance best practice. Annual election of each director could make directors more accountable, and thereby contribute to improved performance and increased company value.

Our clearly improvable corporate governance (as reported in 2014) is an added incentive to vote for this proposal:

GMI Ratings, an independent investment research firm, reported that 4 directors had more than 10-years tenure which can negatively impact director independent: Michael Rocca, Wendy Yarno, Richard Devenuti and Stuart Essig. Plus these long-tenured directors controlled 67% of the votes on our 3 board committees – further extending their potentially compromised influence. Also we did not have the oversight of a Lead Director.

GMI reported Daniel Starks had Total Summary Pay of $9 million in 2013 and shareholders had a potential 14% stock dilution. Our executive pay received a 14% negative vote in 2013.

GMI said our board had not formally acknowledged its responsibility in overseeing our company's social impacts. The Department of Justice requested documents from St. Jude Medical to determine if our company paid doctors to implant its heart devices (May 2014). GMI said multiple related party transactions and other potential conflicts of interest involving the company's board or senior managers should be reviewed in greater depth.

Returning to the core topic of this proposal from the context of our clearly improvable corporate performance, please vote to protect shareholder value:

**Elect Each Director Annually – Proposal 4.**

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

**"Proposal 4" is a placeholder for the proposal number assigned by the company in the finial proxy.**

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***